Exhibit 12.1

STATEMENT RE:

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(unaudited)

	For the	For the	For the	For the	For the
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011

Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(264.7)	$(127.9)	$(54.7)	$(177.3)	$(150.8)
Add:
Fixed charges	194.2	192.8	170.7	198.1	195.4

	$(70.5)	$64.9	$116.0	$20.8	$44.6

Fixed Charges:
Interest expensed and capitalized	$189.9	$188.4	$166.2	$192.6	$188.8
Estimate of interest within rental expense (a)	4.3	4.4	4.5	5.5	6.6

Total Fixed Charges	$194.2	$192.8	$170.7	$198.1	$195.4

Ratio of Earnings to Fixed Charges (b)	—	—	—	—	—

(a)	One third of net rent expense is deemed to be representative of interest.

(b)	Our earnings were insufficient to cover fixed charges by $264.7 million, $127.9 million, $54.7 million, $177.3 million and $150.8 million, for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.